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                      SECURITIES AND EXCHANGE COMMISSION

                               Washington, D.C.

                                   FORM U-57

                NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                       Filed under section 33(a) of the

            Public Utility Holding Company Act of 1935, as amended


                    Compania General de Electricidad S. A.
               Empresa de Distribucion Electrica de Tucuman S.A.
                        Empresa Jujena de Energia S.A.
             Empresa Jujena de Sistemas Energeticos Dispersos S.A.
                  Compania Nacional de Fuerza Electrica S.A.
                     Empresa Electrica de Magallanes S.A.
                          Empresa Electrica Emec S.A.
                        Empresa Electrica Transnet S.A.
                             Energia San Juan S.A.
                        Sociedad Electrica Pirque S.A.
                       Sociedad Electrica Santiago S.A.
                                  Gasco S.A.
                                 Metrogas S.A.
                                  Gasnor S.A.
                                 Gas Sur S.A.
                                 Transnoa S.A.


                (Name of foreign utility company or companies)


                                PPL Global, LLC

                (Name of filing company, if filed on behalf of
                          a foreign utility company)
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Item 1:
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          The names of the entities claiming foreign utility company status are
Compania General de Electricidad S.A. ("CGE"), Empresa de Distribucion Electrica de Tucuman S.A.("EDET"), Empresa Jujena de Energia S.A. ("EJESA"), Empresa Jujena de Sistemas Energeticos Dispersos S.A. ("EJSED") , Compania Nacional de Fuerza Electrica S.A. ("CONAFE"), Empresa Electrica de Magallanes S.A.("EDELMAG"), Empresa Electrica Emec S.A. ("EMEC"), Empresa Electrica Transnet S.A. ("TRANSNET"), Energia San Juan S.A. ("San Juan"), Sociedad Electrica Pirque S.A. ("SEP"), Sociedad Electrica Santiago S.A. ("ESSA"), Gasco S.A. ("GASCO"), Metrogas S.A.("Metrogas"), Gasnor S.A. ("GASNOR"), Gas Sur S.A. ("GAS SUR"), and Transnoa S.A. ("Transnoa", and collectively, the "Companies"). The Companies have the following address: c/o Compania General de Electricidad S.A., Teatinos 280, Santiago, Chile. Each of the Companies is a sociedad anonima organized and existing under the laws of Chile (in the case of CGE, CONAFE, EDELMAG, EMEC, TRANSNET, SEP, ESSA, GASCO, Metrogas, and GAS SUR) or Argentina (in the case of EDET, EJESA, EJSED, San Juan, GASNOR and Transnoa).

          Each of the Companies (other than CGE) is a direct or indirect subsidiary company of CGE. PPL Global, LLC ("PPLG"), through wholly owned subsidiaries, will own 7.4% of the voting securities of CGE and 12.15% of Endiver S.A. Endiver, S.A., in turn, owns 9.13% of CGE. PPLG is a wholly-owned subsidiary of PPL Corporation, an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company of 1935, as amended. In addition, the following will own 5% or more of the voting securities of CGE: Sociedad Canalistas del Maipo (7.21%). To the knowledge of PPLG, no other entity will own five percent or more of the voting securities of CGE.

          CGE is engaged in the distribution of electricity to approximately 630,000 customers in southern Chile. EDET is engaged in the distribution of electricity to approximately 303,000 customers in the province of Tucuman in northwestern Argentina. EJESA is engaged in the distribution of electricity to approximately 116,000 customers in the province of Jujuy in northern Argentina. EJSED is engaged in the distribution of electricity to approximately 3,000 customers in the province of Jujuy, Argentina. CONAFE distributes electricity primarily in the cities of Vina del Mar, Curico, Molina, San Javier, Villa Alegre and Linares, Chile to approximately 129,000 customers. EDELMAG distributes electricity to approximately 43,000 customers in the south of Chile. EMEC distributes electric energy to approximately 185,000 customers in the provinces of Elqui, Limari, Choapa, Petorca and Valparaiso, in northern Chile. TRANSNET is engaged in the transmission of electricity in northern Chile. Energia San Juan is engaged in the distribution of electricity to approximately 143,000 customers in the province of San Juan in western Argentina. SEP distributes electricity to approximately 2,700 customers in the town of Pirque, Chile. ESSA owns and operates generating facilities in Santiago, Chile with capacity of approximately 360 MW.


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GASCO distributes natural gas in southern Chile to approximately 41,000 customers. Metrogas distributes natural gas to approximately 200,500 customers in Santiago, Chile. GASNOR is engaged in the distribution of natural gas to approximately 300,000 customers in the province of Tucuman in northwestern Argentina. GAS SUR distributes natural gas to approximately 12,000 customers in southern Chile. Transnoa is engaged in the transmission of electric energy in Argentina.



Item 2:
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          Each of PPL Electric Utilities Corporation and Safe Harbor Water Power
Corp. (collectively, the "PPL Operating Companies") is a domestic public utility company that is a subsidiary company of PPL Corporation and an associate company of PPLG. None of the PPL Operating Companies has made an investment in or has any contractual relationship with any of the Companies, and no such investment or contractual relationship is contemplated.

                                   EXHIBIT A

          A certification of resources and authority has been previously filed with the Commission by the Pennsylvania Public Service Commission, the state commission that regulates the retail rates of PPL Electric Utilities Corporation.


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          PPL Global, LLC has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                  ________________________________
                                  Michael D. Hornstein, Esq.
                                  Orrick, Herrington & Sutcliffe LLP
                                  3050 K Street, N.W.
                                  Washington, D.C. 20007
                                  (202) 339-8400

                                  Attorney for PPL Global, LLC

January 19, 2001




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